Spectrum Group International, Inc.

1063 McGaw

Irvine, CA 92614

July 30, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attn: Mara Ransom, Assistant Director

Re:	Spectrum Group International, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 25, 2012
File No. 333-180214

Dear Ms. Ransom:

The undersigned hereby respectfully requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the effective date of the above-referenced registration statement be accelerated so that it will become effective on July 30, 2012 at 4:30 p.m. (E.S.T.), or as soon thereafter as is practicable.

Please contact Abbe Dienstag of Kramer Levin Naftalis & Frankel LLP, counsel to the Registrant, at (212) 715-9280 upon the Registration Statement becoming effective.

Sincerely,

SPECTRUM GROUP INTERNATIONAL, INC.

By:	/s/ Carol Meltzer
Name: Carol Meltzer
Title: General Counsel & Corporate Secretary